Exhibit 99.2

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Appoints UBS as Financial Advisor in Response to Inmet's Previously Announced Intention to Make an Offer

Vancouver, BC – September 21, 2012: Petaquilla Minerals Ltd ("Petaquilla" or the "Company") announces that it has formally engaged UBS Securities Canada Inc. ("UBS") to act as its exclusive financial advisor and capital markets advisor.

UBS has been engaged to assist the Company and its board of directors in their evaluation of Inmet Mining Corporation's previously announced intention to make an offer to acquire all of the outstanding common shares of the Company, as well as their consideration of a full range of strategic alternatives.

About Petaquilla Minerals Ltd. - Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometer concession lands in Panama - a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.